U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Dated: October 3, 2022